SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In relation to the matter published in the newspaper Valor Econômico  of November 4, 2011, under the title "Minority representative wants information about Belo Monte and Angra 3", we hereby clarify our Shareholders and the Market in General that the administration of Eletrobras adopts full transparency on all company investments and acts of governance, analyzing them from the point of view of business, risk and return.

Eletrobras promotes, annually, 14 meetings, in various Brazilian cities, with the capital market experts associated with the Association of Analysts and Investment Professionals – APIMEC in which all matters relating to the company's business are clarified. Additionally, quarterly, after the disclosure of the Financial Statements for each period, a conference call, open to the public, both local and international is held, where the results of the period are presented and all questions about the company's business are answered.

Eletrobras, annually, goes on, at least, two Road Shows, in which we visit the shareholders and investors of the United States and Europe, in addition to participating in various seminars of investors in Brazil and abroad, always aiming to clarify all doubts of the market.

Together, along with the disclosure of the results of each quarter, we provide, at the company's website, in addition to the websites of the Comissão de Valores Mobiliários - CVM and the Securities and Exchange Commission - SEC and through our mailing list to the market, the report "Marketletter", which included all the information of our subsidiary companies, detailing all our power plants and all our transmission lines in operation and under construction, with the updated value of the investment of each of these projects.

Rio de Janeiro, November 07, 2011

Armando Casado de Araujo

CFO and Investor Relation Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 08, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.